UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Achillion Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

00448Q201

(CUSIP Number)

RA Capital Management, LLC

20 Park Plaza, Suite 1200

Boston, MA 02116

Telephone: 617.778.2512

Attn: Peter Kolchinsky

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 25, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00448Q201

1	Names of Reporting Persons. RA Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 18,539,655 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 18,539,655 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,539,655 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 19.0%
14	Type of Reporting Person (See Instructions) IA, OO (Limited Liability Company)

CUSIP No. 00448Q201

1	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 14,625,810 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 14,625,810 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,625,810 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 15.0%
14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

CUSIP No. 00448Q201

1	Names of Reporting Persons. Peter Kolchinsky
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 18,539,655 shares
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 18,539,655 shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,539,655 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 19.0%
14	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. 00448Q201

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Achillion Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is: 300 George Street, New Haven, CT 06511.

Item 2. Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) RA Capital Healthcare Fund, L.P. (the “Fund”), (ii) Peter Kolchinsky, and (iii) RA Capital Management, LLC (“RA Capital” and together with each of the foregoing, the “Reporting Persons”).

Shares reported herein for the Fund represent shares of Common Stock (i) held of record by the Fund and (ii) issuable upon exercise of call options held of record by the Fund. Shares reported herein for RA Capital represent (a) the above-referenced shares of Common Stock reported for the Fund, for which RA Capital serves as the sole general partner, and (b) shares of Common Stock (I) held in a separately managed account for which RA Capital serves as investment adviser (the “Account”) and (II) issuable upon exercise of call options held in the Account. Shares reported herein for Mr. Kolchinsky represent the above-referenced shares of Common Stock reported for RA Capital, for which Mr. Kolchinsky serves as the manager. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

(b) The business address of each of the Reporting Persons is: 20 Park Plaza, Suite 1200, Boston, MA 02116.

(c) The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund and the Account. The principal occupation of Mr. Kolchinsky is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the cover pages.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the shares of Common Stock reported herein in market transactions, using working capital of the Fund and the Account to fund the purchase of such shares.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes and not with an intent, purpose or effect of changing control of the Issuer.

CUSIP No. 00448Q201

The Reporting Persons may acquire additional shares of Common Stock and other securities of the Issuer from time to time or may dispose of any or all of such shares or other securities held by them at any time.

The Reporting Persons intend to evaluate on an ongoing basis their investments in the Issuer and their options with respect to such investments.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-11 of the cover pages and Item 2 above.

Pursuant to Rule 13d-4, each of the Reporting Persons expressly declares that this Schedule 13D and any amendments hereto shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported herein, except to the extent that such Reporting Person owns such shares.

The percentage calculations herein are based on information provided by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2014.

(c) The following table lists the Reporting Persons’ transactions in the Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Date	No. Shares	Price
Sell (open market)	15-Aug-2014	462,666* and 218,056	9.4884
Sell (open market)	15-Aug-2014	611,703* and 288,297	9.3409
Sell (open market)	15-Aug-2014	448,786* and 211,514	9.3952
Sell (open market)	18-Aug-2014	176,020* and 82,958	9.5748
Sell (open market)	18-Aug-2014	431,609* and 203,391	9.7321
Sell (open market)	18-Aug-2014	259,034* and 140,966	9.7032
Sell (open market)	18-Aug-2014	294,922* and 120,078	9.6786
Sell (open market)	18-Aug-2014	33,985* and 16,015	9.7450
Sell (open market)	18-Aug-2014	159,730* and 75,270	9.51
Sell (open market)	25-Aug-2014	186,841* and 39,359	10.9369
Sell (open market)	25-Aug-2014	86,892* and 18,304	11.0114
Sell (open market)	26-Aug-2014	86,892* and 18,304	11.0114
Sell (open market)	26-Aug-2014	1,113,150* and 234,489	11.1303
Sell (open market)	26-Aug-2014	43,250* and 9,111	11.1575
Sell (open market)	26-Aug-2014	206,500* and 43,500	11.7953
Sell (open market)	26-Aug-2014	123,900* and 26,100	11.78
Sell (open market)	26-Aug-2014	258,248* and 54,439	11.7682
Sell (open market)	27-Aug-2014	116,989*	11.7469
Sell (open market)	27-Aug-2014	150,100*	11.4758

Sales marked with an * are sales by the Fund the rest are sales by the Account on the open market. The shares involved in these transactions may be deemed to have been beneficially owned by the Manager and Mr. Kolchinsky.

CUSIP No. 00448Q201

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Option Contract	Expiration Date	No. Option Contracts	Strike Price
Call Option (right to buy)	01/17/2015	24,000* and 6,000	5.00
Call Option (obligation to sell)	01/17/2015	19,200* and 5,800	20.00
Call Option (obligation to sell)	01/17/2015	4,800* and 200	7.50

Contracts marked with an * are held by the Fund the rest are held by the Account. The shares involved in these transactions may be deemed to have been beneficially owned by the Manager and Mr. Kolchinsky.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement by and among the Reporting Persons.

The Joint Filing Agreement, executed by and among the Reporting Persons, dated October 4, 2013, which was filed as an exhibit to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on October 4, 2013, is hereby incorporated by reference.

CUSIP No. 00448Q201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2014

RA CAPITAL HEALTHCARE FUND, L.P.

By: RA Capital Management, LLC

General Partner

By: /s/ Peter Kolchinsky

-------------------------------------------------

Peter Kolchinsky

Manager

RA CAPITAL MANAGEMENT, LLC

By: /s/ Peter Kolchinsky

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Peter Kolchinsky

Manager

PETER KOLCHINSKY

/s/ Peter Kolchinsky

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